UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K/A

Explanatory Note

This Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K (the “Amendment”) of Freight Technologies, Inc. (the “Company”) is being furnished solely to clarify certain disclosures relating to the Company’s reverse share splits contained in the Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) originally furnished to the Securities and Exchange Commission (the “SEC”) on November 9, 2026, including Exhibit 99.1 furnished thereto. Exhibit 99.1 to the Form 6-K is hereby amended and restated in its entirety.

This Amendment does not reflect events occurring after the filing of the Form 6-K, and does not update disclosures contained in the Form 6-K or modify or amend the Form 6-K except as specifically described in this Explanatory Note.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2026 Annual Meeting of Members and Proxy Statement
99.2	Form of Proxy Card for 2026 Annual Meeting of Members (incorporated by reference to Exhibit 99.2 to the Form 6-K filed on November 9, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2026	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer